Exhibit 4.5
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
TELUS Corporation (“TELUS”)
555 Robson Street
Vancouver, British Columbia V6B 3K9
Item 2 — Date of Material Change
September 11, 2006
Item 3 — News Release
A news release in respect of the material change, in the form attached as Schedule “A” to this Report, was disseminated through Canada Newswire on September 11, 2006.
Item 4 — Summary of Material Change
On September 11, 2006, TELUS announced that its Board of Directors had unanimously approved a proposal to reorganize TELUS in its entirety into an income trust.
Item 5 — Full Description of Material Change
On September 11, 2006, TELUS announced that its Board of Directors (the “Board”) had unanimously approved a proposal to reorganize TELUS in its entirety into an income trust (the “Fund”).
The reorganization will be accomplished by way of a plan of arrangement under the Business Corporations Act (British Columbia) that will be subject to the approval of at least 66 2/3 per cent of the votes cast by the security holders of TELUS at a special meeting expected to be held in January 2007. In addition to the requirement for shareholder approval, the reorganization will be subject to a number of other conditions including the receipt of all necessary regulatory and court approvals.
Under the terms of the proposed conversion, holders of TELUS common voting and non-voting shares will receive one trust unit of the Fund for each TELUS share held. The Fund will be a mutual fund trust and have only one class of trust units.
The initial level of distributions following conversion is anticipated to be in an approximate range of between $3.90 to $4.10 per trust unit on an annualized basis. It is expected that TELUS will maintain its current quarterly dividend level pending shareholder approval of the proposed income trust conversion.
For TELUS shareholders resident in Canada, the conversion of TELUS shares into trust units will result in a disposition giving rise to a gain or loss for tax purposes. Consideration is being given to providing TELUS shareholders with an exchangeable security alternative. The exchangeable securities would permit electing shareholders to defer all or part of the Canadian income tax consequences of the conversion until the disposition of the exchangeable securities or their exchange for trust units of the Fund.
Please refer to the news release of TELUS attached as Schedule “A” to this Report for further details relating to the material change.

Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
Item 7 — Omitted Information
Not Applicable.
Item 8 — Executive Officer
Audrey T. Ho, Vice President, Legal Services and General Counsel, is knowledgeable about the material change and may be reached at (604) 697-8017.
Item 9 — Date of Report
Dated this 13th day of September, 2006.

SCHEDULE “A”
News Release in Respect of the Material Change

News Release
Sept. 11, 2006
TELUS announces reorganization of entire entity into
income trust
Creating Canada’s premier income trust
Initial distributions anticipated in range of $3.90 to $4.10 per Unit on annualized basis
Shareholder information circular expected in December for special meeting in January 2007
VANCOUVER, British Columbia, Canada — TELUS Corporation (“TELUS”) today announced that its Board of Directors (the “Board”) has unanimously approved a proposal from TELUS management to reorganize TELUS in its entirety into an income trust (the “Fund”).
The proposed reorganization is designed to enhance TELUS’ national growth strategy and increase shareholder value by distributing an increased portion of TELUS’ cash flow directly to Fund Unitholders. It is expected that TELUS will enhance its ability to continue funding capital expenditures and future growth opportunities in its core business, and that Units of the Fund will be valued in more favourable terms than TELUS shares currently. The current business and operations of TELUS will be unaffected by the reorganization and will continue to be conducted by the current leadership and team members of TELUS.
The conversion will be accomplished by way of a plan of arrangement under the Business Corporations Act (British Columbia) that is subject to the approval of at least 66 2/3 per cent of the votes cast by the security holders of TELUS at a special meeting expected to be held in January 2007.
Under the terms of the proposed conversion, holders of TELUS common voting and non-voting shares will receive one trust Unit of the Fund for each TELUS share held. The Fund will be a mutual fund trust and have only one class of Units.
“Creating Canada’s premier income trust supports the continued advancement of the successful national growth strategy TELUS initiated in 2000,” said Darren Entwistle, TELUS President and CEO. “The proposed reorganization reflects a continuation of our track record of making investments for future growth and returning surplus cash generated from our superior asset mix to shareholders in the most tax efficient way possible. Furthermore, converting TELUS in its entirety to an income trust ensures that our integrated core businesses continue to drive operational excellence, differentiating TELUS from our competitors.”

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Robert McFarlane, executive vice president and CFO stated, “The reorganization into an income trust should enhance shareholder value by significantly increasing future cashflow available for distributing to Unitholders and for investing in growth. TELUS is pursuing a trust conversion at this time since it has recently utilized all of its tax assets and a conversion early in 2007 will optimize its future taxable position. Shareholders should also benefit from increased trading liquidity, which is expected to result from collapsing the current separate voting and non-voting shares to a single class of Fund Units. The proposed trust conversion should also be beneficial to debt holders given it is expected to enable increased future cash flow being available for debt servicing without affecting our existing prudent long term debt leverage policies.”
The initial level of distributions following conversion is anticipated to be in an approximate range of $3.90 to $4.10 per Unit on an annualized basis. This is more than 3.5 times the current annualized dividend level of $1.10. It is expected that TELUS will maintain the current quarterly dividend level pending shareholder approval of the proposed income trust conversion.
TELUS is also today reaffirming its 2006 consolidated annual guidance for revenue, EBITDA, EPS, capital expenditures and free cash flow, which was last updated on August 4, 2006. Such guidance includes $7 million of estimated expenses in 2006 related to trust conversion. Annual 2007 consolidated guidance is expected to be released in December 2006.
In addition to the requirement for shareholder approval, the reorganization will be contingent on a number of other conditions including the receipt of all necessary regulatory and court approvals. The Fund will be fully consistent and compliant with government regulation related to income trusts and with the foreign ownership and control rules for telecommunications and broadcasting.
The Board believes that the reorganization is in the best interest of TELUS and its shareholders.
For TELUS shareholders resident in Canada, the conversion of TELUS shares into Units will result in a disposition giving rise to a gain or loss for tax purposes. Consideration is being given to providing TELUS shareholders with an exchangeable security alternative that will permit eligible shareholders to elect to receive, at their option and subject to a maximum number of securities, securities exchangeable into Units of the Fund. The exchangeable securities will permit electing shareholders to defer all or part of the Canadian income tax consequences of the arrangement until the disposition of the exchangeable securities or their exchange for Units of the Fund. Current and potential shareholders are encouraged to seek independent tax advice in respect of the consequences to them of the proposed reorganization.
TD Securities Inc. is providing advisory services to the Board of Directors in connection with the proposed reorganization and has provided the Board with an opinion that the proposed conversion is fair, from a financial point of view, to TELUS shareholders.
An information circular describing the reorganization and detailing the proposed plan of arrangement is expected to be mailed to shareholders in December 2006 for the purpose of obtaining shareholder approval. The information circular will be available on the Internet at www.sedar.com, www.sec.gov and on TELUS’ website at www.telus.com.

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     Although the timing of the completion of the conversion process cannot be predicted with certainty, management anticipates completion in late-January 2007. However, there can be no assurance at this time that all approvals and consents required or desirable to effect the conversion will be obtained within that time frame, or at all, and, accordingly, there can be no assurance that the conversion will be completed.
Conference Call
Management will hold a conference call and webcast to discuss the proposed reorganization at 11:00 a.m. (ET) on September 11, 2006. To participate, please dial 1-888-458-1598 or 1-403-232-6311 passcode: 67945#, or log on to the webcast at telus.com/investors. An archive will be available on this TELUS website and playback will be available later in the day by dialing 1-877-653-0545 (toll-free) or 1-403-232-0933 with reservation number: 332956#.
About TELUS
TELUS (TSX: T, T.A; NYSE: TU) was formed in 1999 by the merger of BC Telecom and TELUS (Alberta). In 2000, TELUS acquired national wireless company Clearnet Communications Inc. and QuebecTel. In late 2004, Verizon Communications sold its approximate 20 per cent interest in TELUS making TELUS a widely held public company with no significant shareholders.
Today TELUS is a leading national telecommunications company in Canada, with $8.4 billion of annual revenue and 10.4 million customer connections including 4.7 million wireless subscribers, 4.6 million wireline network access lines and 1.05 million Internet subscribers. TELUS operates predominantly in Canada and employs 30,000 employees. TELUS’ capital expenditures in 2006 are expected to be approximately $1.6 billion. The company’s strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS provides customers with a wide range of wireline and wireless communications products and services including data, Internet protocol (IP), voice, entertainment and video services.
Forward looking statements disclaimer

This news release contains statements about expected future events and financial and operating results of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Specifically, there can be no assurance that the conversion will be completed in the anticipated time frame or at all, or that any of the benefits and implications of the income trust will be realized. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2006 guidance), qualifications and risk factors referred to in the Management’s discussion and analysis — August 2,2006, as well as certain tax assumptions arising from the proposed income trust conversion.

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For media inquiries:	For investor inquiries:

Jim Johannsson	John Wheeler
(780) 920-9519	(604) 697-8154
jim.johannsson@telus.com	ir@telus.com

Shawn Hall	Robert Mitchell
(604) 619-7913	(416) 279-3219
shawn.hall@telus.com	ir@telus.com